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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - Amendment No. 3

                    Under the Securities Exchange Act of 1934

                                  MedPlus, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   585 04P 103
                                 (CUSIP Number)


                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                               One Malcolm Avenue
                               Teterboro, NJ 07608
                                 (201) 393-5143)

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 25, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 585 04P 103






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1)   Names of Reporting Persons IRS Identification Nos. of Above Persons
     (entities only)

             Quest Diagnostics Ventures LLC - (FEIN No. 22-3695707)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6)   Citizenship or Place of Organization
     Delaware, USA (as to each Reporting Person--(entities only))

       Number of                   (7)  Sole Voting Power
         Shares                         0
       Beneficially
         Owned by                  (8)  Shared Voting Power
       Each Reporting                   6,590,294*
        Person With
                                   (9)  Sole Dispositive Power
                                        0

                                   (10) Shared Dispositive Power
                                        4,802,978 shares (consists of 1,918,465
                                        shares owned at time of this filing, and 2,884,513 shares that Quest Diagnostics Ventures has the right to acquire)

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,474,807 shares*

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                               [ ]

13)  Percent of Class Represented by Amount in Row (11)

     70.5%**

Type of Reporting Person (See Instructions)

14)  OO
     Quest Diagnostics Ventures LLC is a Delaware limited liability company


 * Voting power with respect to 2,357,851 shares of Common Stock and 2,313,978 shares of Series A Convertible Preferred Stock (which vote together with the Common Stock as a single class) was granted to Quest Diagnostics pursuant to irrevocable proxies described in item 4 of this Statement.

** Includes Common Stock and Series A Convertible Preferred Stock as a single class.






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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

             Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6)   Citizenship or Place of Organization
     Delaware, USA (as to each Reporting Person-- (entities only))

       Number of                    7) Sole Voting Power
        Shares                         0
      Beneficially
        Owned by                    8) Shared Voting Power
      Each Reporting                   6,590,294*
       Person With
                                    9) Sole Dispositive Power
                                       0

                                   10) Shared Dispositive Power
                                       4,802,978 shares consists of 1,918,465
                                       shares owned at time of this filing; and 2,884,513 shares that Quest Diagnostics Ventures has the right to acquire)


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,474,807 shares*

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                               [ ]

13) Percent of Class Represented by Amount in Row (11)

    70.5%**

14) HC



 * Voting power with respect to 2,357,851 shares of Common Stock and 2,313,978 shares of Series A Convertible Preferred Stock (which vote together with the Common Stock as a single class) was granted to Quest Diagnostics pursuant to irrevocable proxies described in item 4 of this Statement.

** Includes Common Stock and Series A Convertible Preferred Stock as a single class.






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                         SCHEDULE 13D - AMENDMENT NO. 3

         The undersigned hereby amend their Schedule 13D dated June 28, 2000 (the "Statement"), relating to the common stock, no par value ("Common Stock") of MedPlus, Inc., an Ohio corporation ("MedPlus"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof.

Item 3 of the Statement entitled "Source and Amount of Funds or Other Consideration" is hereby amended by the addition of the following paragraph:

"Quest Diagnostics has sufficient working capital to consummate the Merger referred to in Item 4."

Item 4 of the Statement entitled "Purpose of Transaction" is hereby amended by the addition of the following paragraphs.

On April 25, 2001, Quest Diagnostics and MedPlus entered into a definitive agreement and plan of merger (the "Merger Agreement") under which a newly organized subsidiary of Quest Diagnostics will merge with and into MedPlus
(the "Merger") and all outstanding common stock and preferred stock of MedPlus not beneficially owned by Quest Diagnostics (other than shares held by shareholders who perfect their appraisal rights under Ohio law) will be converted into a right to receive $2 per share in cash. Upon consummation of the Merger, the Common Stock of MedPlus will be delisted from the Nasdaq National Market. The Merger Agreement is attached as Schedule I hereto and is incorporated herein by reference as if set forth in full herein.

On April 25, 2001, Quest Diagnostics and certain other stockholders of MedPlus, namely, Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philip S. Present II, entered into a voting agreement under which, among other things, Quest Diagnostics has received irrevocable proxies from such stockholders to vote the shares of capital stock of MedPlus owned by such stockholder in favor of the adoption of the Merger Agreement and the consummation of the Merger, which, together with the shares owned by Quest Diagnostics, represent over 62% of the total outstanding voting shares of Common Stock and preferred stock of MedPlus. A copy of the voting agreement is attached as Schedule II hereto and is incorporated herein by reference as if set forth in full herein.

On April 25, 2001, Quest Diagnostics also entered into a credit agreement (the "Credit Agreement") to provide MedPlus with a secured line of credit of up to $5 million. All borrowings by MedPlus under the Credit Agreement are required to be repaid to Quest Diagnostics no later than February 1, 2002. In addition, Quest Diagnostics and MedPlus entered into a security agreement dated as of April 25, 2001, whereby MedPlus granted a security interest in its assets and pledged and assigned shares of stock of its subsidiaries to Quest Diagnostics as a precondition to entering into the Credit Agreement.

Item 5 of the Statement entitled "Interest in Securities of the Issuer" is hereby deleted in its entirety and replaced with the following paragraph.

As a result of the transactions described in Item 4, QDV and Quest Diagnostics beneficially own 9,474,807 shares of Common Stock, of which 4,671,829 shares are beneficially owned only as a result of the irrevocable proxies granted to Quest Diagnostics described in Item 4 (including irrevocable proxies with respect to 2,313,978 shares of Series A Convertible Preferred Stock which vote together with the Common Stock as a single class). The beneficial ownership interest represents 70.5% of the 8,175,267 outstanding shares of Common Stock and the 2,371,815 shares of Series A Convertible Preferred Stock outstanding as of April 25, 2001, treated as a single class, as represented by MedPlus in the Merger Agreement.

Item 6 of the Statement entitled "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" is hereby deleted in its entirety and replaced with the following paragraph.

The paragraphs contained in Items 4 and 5 above are incorporated by reference as if set forth in full herein.

Item 7 of the Statement entitled "Material to be Filed as Exhibits" is hereby amended by the addition of the following exhibits.

Exhibit 5: Agreement and Plan of Merger dated as of April 25, 2001 among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc.

Exhibit 6: Voting Agreement dated as of April 25, 2001 among the Shareholders of MedPlus, Inc. whose names appear on the signature page hereof and Quest Diagnostics Incorporated.


                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  April 27, 2001
                                            QUEST DIAGNOSTICS VENTURES LLC

                                            By:    Kenneth W. Freeman
                                               ---------------------------------
                                            Name:  Kenneth W. Freeman
                                            Title: Chief Executive Officer



                                            QUEST DIAGNOSTICS INCORPORATED


                                            By:    Kenneth W. Freeman
                                               ---------------------------------
                                            Name:  Kenneth W. Freeman
                                            Title: Chairman and Chief Executive
                                            Officer